Exhibit 99.42

99.42 News Release Dated February 26, 2014 INVESTOR RELATIONS CONTACT: Craig Armitage The Equicom Group Inc. (416) 815-0700 ext. 278 carmitage@tmxequicom.com

FOR IMMEDIATE RELEASE	Toronto Stock Exchange Symbol: DND

CIPHER REPORTS RECORD FINANCIAL RESULTS FOR 2013

MISSISSAUGA, Ontario, February 26, 2014 - Cipher Pharmaceuticals Inc. (TSX: DND) today announced its financial and operational results for the three and twelve months ended December 31, 2013.

Fiscal 2013 Highlights

•                  Total revenue of $27.0 million, compared with $8.5 million in 2012

•                  Q4 2013 revenue was a quarterly record $12.5 million, which included a non-recurring, US$5 million milestone.

•                  EBITDA(1) of $20.0 million versus $3.8 million in 2012.

•                  Net income in 2013 was $25.0 million, or $1.02 per basic share, compared with net income of $2.5 million, or $0.10 per basic share, in 2012

•                  Q4 2013 net income was $17.0 million, or $0.69 per basic share, which included the recognition of a deferred tax asset of $6.6 million.

•                  Cash balance increased to $24.2 million at year end, compared with $15.8 million at December 31, 2012.  The US$5 million sales milestone was received in Q1 2014 and is not included in the year-end cash balance.

•                  Established commercial presence in Canada and launched Epuris®.

“Strong performance from Absorica, including a sales milestone we achieved in the fourth quarter, helped drive significant revenue and earnings growth in 2013,” said Larry Andrews, President and CEO of Cipher. “Our other products also made solid contributions in 2013 and we built a commercial footprint in Canada to launch our first product — Epuris — which has been well received by the Canadian dermatology community.  We are focused on using our growing cash balance to acquire new products in specialist-driven markets, such as dermatology.”

Financial Review

Total revenue for 2013 was $27.0 million, an increase of 219% compared with $8.5 million in 2012. The year-over-year change mainly reflects the strong performance of Absorica™ in its first full year on the market. Absorica™ contributed $21.2 million of revenue in 2013, compared with $2.6 million in 2012, reflecting strong product sales and the achievement of a non-recurring, US$5.0 million milestone in the fourth quarter. Revenue from Epuris® was $0.4 million in 2013, versus nil in 2012 as the product was launched in June 2013. Revenue from Lipofen® was $3.4 million in 2013, compared with $4.6 million in 2012. Sales performance for Lipofen® in 2013 was consistent with the prior year, however, results for 2012 included a US$1.0 million non-recurring milestone payment. Revenue from the Company’s extended release tramadol product (ConZip®/Durela®) was $2.0 million in 2013, compared with $1.3 million in 2012.

Research and Development expense decreased during 2013 to $1.4 million, compared with $1.5 million in 2012. Selling, General and Administrative (“SG&A”) expenses for 2013 were $6.2 million, compared with $3.5 million in 2012. The increase in SG&A primarily reflects the build out of the Company’s commercial organization in Canada to support the launch of Epuris® and future products.

(1)  EBITDA — Non-IFRS Financial Measure: the term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets and non-cash share-based compensation.

Net income in 2013 grew to $25.0 million, or $1.02 per basic share, compared with $2.5 million, or $0.10 per basic share, in 2012. The increase in net income reflects the strong growth in revenue, the achievement of the one-time net sales milestone for Absorica™, and the recognition of a deferred tax asset of $6.6 million.  Excluding the impact of the milestone and the deferred tax asset, net income would have been $13.1 million, or $0.53 per basic share.

In Q4 2013, Cipher recorded revenue of $12.5 million, compared with $2.9 million in Q4 2012. Net income for the three months ended December 31, 2013 was $17.0 million, or $0.69 per basic share, compared with net income of $1.5 million, or $0.06 per basic share, in the same period last year.

The Company’s cash position increased at year end. As at December 31, 2013, Cipher had cash and cash equivalents of $24.2 million, compared with $15.8 million at December 31, 2012. The Company’s 50% share of the US$10 million Absorica™ sales milestone was received in Q1 2014 and is therefore not reflected in the Company’s cash balance at year-end.

Product Update

Absorica™/Epuris® (CIP-ISOTRETINOIN)

Absorica™ was released in the U.S. market in late November 2012. The product has performed well to date, achieving 17.4%(2) market share by December 2013, based on total isotretinoin prescriptions.  In Q4 2013, cumulative sales of Absorica™ reached a level which resulted in the achievement of a US$5 million (net) milestone. The overall U.S. isotretinoin market also continues to show growth, with prescriptions increasing by 15%(3) in 2013 and by 14%(4) in Q4 2013 over the comparable period in the prior year.

In September 2013, Cipher’s partner Ranbaxy received a Paragraph IV Certification Notice of filing from Watson Laboratories Inc. of an Abbreviated New Drug Application to the FDA for a generic version of Absorica™. Ranbaxy and Cipher intend to vigorously defend Absorica’s intellectual property rights and pursue all available legal and regulatory pathways in defense of the product.  Cipher has been advised by Ranbaxy that this development has no impact on current sales and marketing plans for the product, and that Ranbaxy plans to continue to invest significantly in Absorica™.

CIP-ISOTRETINOIN was approved by Health Canada in Q4 2012 under the trade name Epuris® and launched by Cipher in June 2013. The Company has deployed a field sales force of six full-time representatives and one part-time representative. In the six-month period following launch of the product, Epuris® has achieved market penetration of 5.5% and feedback from the Canadian dermatology community has been very encouraging.

Cipher is actively pursuing marketing partners for CIP-ISOTRETINOIN in other territories, including Latin America.

Lipofen® (CIP-FENOFIBRATE)

During 2013, Lipofen prescriptions decreased slightly (5%) but the product maintained a market share of 1.5% of the total fibrate market. Cipher’s U.S. marketing partner for Lipofen® continues to promote the product in a second detail position.

ConZip®/Durela® (CIP-TRAMADOL ER)

Cipher’s extended-release tramadol is marketed in the U.S. by Vertical Pharmaceuticals under the trade name ConZip®. In Q1 2013, Vertical expanded its sales force from 60 to 75 representatives, which has contributed to modestly improved performance. In Q4 2013, prescriptions grew 3% compared to Q4 2012.  In late Q4 2013, Avista Capital Partners, a US-based private equity firm, acquired a controlling equity interest in Vertical with stated plans to invest in additional selling resources while maintaining current management.

In Canada, Medical Futures launched the product in March 2012 under the trade name Durela®, with a dedicated sales force comprising 22 representatives. Following strong performance in Q3 2013, Durela continued to demonstrate steady improvement, with a 38% growth in sales during Q4 2013 compared to the preceding quarter.

Other Products

In Q3 2012, Cipher obtained exclusive license and distribution rights in Canada to market the Betesil® Patch, a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis. The Company believes additional development work may be required prior to a New Drug Submission to Health Canada.  Cipher is currently discussing the plans and parameters of this work with its partner, Institut Biochimique SA.

(2)  Source: IMS Health. Market share calculated based on total isotretinoin prescriptions.

(3)  Source: IMS Health

(4)  Source: IMS Health

In addition, Cipher plans to license in and/or acquire other products, with an emphasis on late-stage to commercial-stage product candidates in specialty markets for North America.

Notice of Conference Call

Cipher will hold a conference call today, February 26, 2014, at 8:30 a.m (ET) to discuss its financial results and other corporate developments. To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191. A live audio webcast will be available through http://www.cipherpharma.com or http://bit.ly/1ezdlc7. An archived replay of the webcast will be available for 365 days.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (TSX: DND) is a growing specialty pharmaceutical company with three commercial products and a fourth in development. Our product candidates are typically improved formulations of successful, currently marketed drugs. We in-license a product, manage the required clinical development and regulatory approval process, and either out-license it to a marketing partner, or, in Canada, we may market the product ourselves. Our core capabilities are in clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved final regulatory approval in the U.S. and Canada for all three of our original products and completed six marketing partnerships, generating growing licensing revenue.

Forward-Looking Statements

Statements made in this news release, other than those concerning historical financial information, may be forward-looking and therefore subject to various risks and uncertainties. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company’s Annual Information Form and other filings with Canadian securities regulatory authorities. These factors include, but are not limited to; the applicability of patents and proprietary technology; possible patent litigation; approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

For more information, please contact:

Craig Armitage	Larry Andrews
Investor Relations	President and CEO
TMX Equicom	Cipher Pharmaceuticals
(416) 815-0700 ext 278	(905) 602-5840 ext 324
(416) 815-0080 fax	(905) 602-0628 fax
carmitage@tmxequicom.com	landrews@cipherpharma.com